December 2, 2019

Vikram S. Uppal
Chief Executive Officer
Terra Property Trust, Inc.
550 Fifth Avenue
6th Floor
New York, NY 10036

       Re: Terra Property Trust, Inc.
           Form 10-12G
           Filed November 6, 2019
           File No. 000-56117

Dear Mr. Uppal:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. We note that your shares are currently held by only two entities, as disclosed on page 38.
       Please revise your disclosure to clarify how you determined that you will qualify as a
       REIT.
 Vikram S. Uppal
Terra Property Trust, Inc.
December 2, 2019
Page 2
Exclusive Forum, page 89

3. We note that your forum selection provision identifies the Circuit Court for Baltimore
       City, Maryland, as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your disclosure to clarify this and ensure that the exclusive forum provision in the governing documents states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameVikram S. Uppal
                                                              Division of
Corporation Finance
Comapany NameTerra Property Trust, Inc.
                                                              Office of Real
Estate & Construction
December 2, 2019 Page 2
cc:       Jake Farquharson, Esq.
FirstName LastName